FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Hage, Curtis L. (Last) (First) (Middle) 48023 Oak Trail Place (Street) Sioux Falls, SD 57108 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol HF Financial Corp. HFFC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

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4. Statement for (Month/Day/Year) 12/30/02 5. If Amendment, Date of Original (Month/Day/Year) /

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

   X   Director

      10% Owner

   X   Officer (give title below)

      Other (specify below)

Chairman, President & CEO

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock							(a)	12,532.666	I	By ESOP
Common Stock							(b)	3,727.734	I	By 401(k)
Common Stock	12/30/2002		G		1,000	D	$14.49	93,294	D
Common Stock								17,925	D	W/Spouse
Common Stock								10,878	I	By Spouse
Common Stock								3,174	D	IRA
Common Stock								2,541	D	Keogh
Common Stock								540	I	By Son

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Ownership (Right to Buy)	$ 7.33							[c]	02/15/04	Common Stock	4,773
Employee Stock Ownership (Right to Buy)	$ 8.17							[d]	02/13/05	Common Stock	22,041
Employee Stock Ownership (Right to Buy)	$10.21							[e]	09/06/06	Common Stock	10,975
Employee Stock Ownership (Right to Buy)	$16.25							[f]	09/10/07	Common Stock	15,385
Employee Stock Ownership (Right to Buy)	$15.375							[g]	09/09/08	Common Stock	16,748
Employee Stock Ownership (Right to Buy)	$ 9.375							[h]	09/13/10	Common Stock	17,514
Employee Stock Ownership (Right to Buy)	$12.500							[i]	09/11/11	Common Stock	10,211
Employee Stock Ownership (Right to Buy)	$12.000							[j]	09/11/12	Common Stock	11,296		108,943	D

 Explanation of Responses:

[a] Allocation of shares pursuant to the Issuer's Employee Stock Ownership Plan for Plan year ended 6/30/02 of which Reporting Person was notified by a statement issued 09/04/02.

[b] These shares were acquired after 06/30/01, during the fiscal year, pursuant to the HF Financial Corp. Retirement Savings Plan, at prices ranging from $10.860 to $14.450.

[c] Option becomes exercisable in equal amounts over a 5-year period beginning 03/03/94.

[d] Option becomes exercisable in equal amounts over a 5-year period beginning with the first amount on 08/14/95 and each year on 06/30 thereafter.

[e] Option becomes exercisable in equal amounts over a 5-year period beginning 06/30/97.

[f] Option becomes exercisable in equal amounts over a 5-year period beginning 06/30/98.

[g] Option becomes exercisable in equal amounts over a 5-year period beginning 06/30/99.

[h] Option becomes exercisable in equal amounts over a 5-year period beginning 06/30/01.

[i] Option becomes exercisable in equal amounts over a 3-year period beginning 06/30/02.

[j] Option becomes exercisable in equal amounts over a 3-year period beginning 06/30/03.

/s/ Curtis L. Hage ** Signature of Reporting Person	12/31/02 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002